09058350

SECUR ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANIF TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 BRICKELL BAY DRIVE SUITE 2904
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SERGIO CAPELA (305) 377-2188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS CPA PC
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE (Address) CLIFTON (City) NJ (State) 07012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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FEB 27 2009
Washington, DC
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OATH OR AFFIRMATION

I, SERGIO CAPELA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANIF TRADING, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Teresita Bregolat-Castro
Commission # DD442887
Expires September 14, 2009
Bonded Troy Fain - Insurance, Inc 800-385-7019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF TRADING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

File No. 8-67780

Table of Contents

ROBERT G. PETERS, CPA, PC
A PROFESSIONAL CORPORATION
790 BLOOMFIELD AVENUE
CLIFTON, NEW JERSEY 07012-1116

(973) 773-0606
FAX (973) 773-4088

To The Board of Directors
Banif Trading, Inc.
Miami, FL 33131

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial conditions of Banif Trading, Inc., Miami, FL as of December 31, 2008, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Trading, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 20, 2009

Robert G. Peters, CPA

BANIF TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets

Cash		$ 217,505
Prepaid Expenses		624
Due From Banif Affiliates		100
Total Assets		$ 218,229

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities		$ 4,261
Accrued Expenses Payable		
Stockholders' Equity		
Common Stock – $1 Par Value, Authorized 350,000 Shares, Issued & Outstanding 350,000 Shares	$ 350,000	
Retained Earnings (Deficit)	(136,032)	213,968
Total Liabilities & Stockholders' Equity		$ 218,229

The accompanying notes are an integral part of the financial statements.

BANIF TRADING, INC.
STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Income			$	-0-
Expenses				
Consulting Services	$	62,612		
Intercompany Expense Reimbursements		9,726		
Computer Services		7,265		
Professional Fees		3,300		
Telephone		2,290		
Dues & Subscriptions		1,500		
Insurance		1,147		
Office Expense		1,046		
Licenses & Misc. Taxes		356	$	89,242
Net Income(Loss)			$	(89,242)
Retained Earnings, (Deficit) – Beginning			$	(46,790)
Retained Earnings, (Deficit) – Ending			$	(136,032)

The accompanying notes are an integral part of the financial statements.

BANIF TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES		
Net Income (Loss)	$	(89,242)
Working Capital Changes		
Accrued Expenses Payable		(4,077)
Due From Banif Affiliates		(100)
Prepaid Expenses		(624)
Cash Provided From (Used For) Operating Activities	$	(94,043)
NET INCREASE (DECREASE) IN CASH	$	(94,043)
CASH		
Beginning of Period	$	311,548
End of Period	$	217,505

BANIF TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Banif Trading, Inc., a wholly owned subsidiary of Banif International Holdings, Ltd., was incorporated under the laws of the State of Florida on November 2, 2006. The Company acts as the trading arm of Banif Group's Global Trade Finance Operation in the Americas. On May 15th, 2008, the Company obtained FINRA membership approval and received its Broker/Dealer license.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash in operating bank accounts and cash on hand as cash and cash equivalents.

Accounting Methods

The books and records of the Company are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

RELATED PARTY TRANSACTIONS

All financing for Banif Trading, Inc. has been provided by the Parent Company.

NOTE 2: Credit Risk and other Concentrations

The Organization maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 3:

For the period January 1, 2008 through December 31, 2008, there were no liabilities subordinated to claim of creditors.

NOTE 4:
Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, Banif Trading, Inc is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 5: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1),which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its stockholders until the capital is 120% of the minimum net capital, or $6,000 as of December 31, 2008. The Company had net capital of $ 213,244 at December 31, 2008, which was $ 208,244 in excess of its required net capital of $5,000.

BANIF TRADING INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3 OF THE SECURITIES AND EXCHANGE COMMISION
DECEMBER 31, 2008

NET CAPITAL

Total stockholder's equity from statement of financial condition			$	213,968
Less, non-allowable assets:				
Prepaid expenses	$	624		
Other assets		100		
Total non-allowable assets				724
Net Capital (agrees to Company's December 31, 2008 Focus Report – IIA)			$	213,244
Net Capital required				5,000
Excess Net Capital			$	208,244

There are no material differences with regard to computation of net capital under rule 15c3-1 and Part IIA between the corresponding unaudited most recent focus Part II filing and the audited statement

Banif Trading, Inc.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

ROBERT G. PETERS, CPA, PC
A PROFESSIONAL CORPORATION
790 BLOOMFIELD AVENUE
CLIFTON, NEW JERSEY 07012-1116

(973) 773-0606
FAX (973) 773-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Banif Trading, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and the supplemental schedule of Banif Trading, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institutes of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Ace of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[illegible] CPA
FEBRUARY 20, 2009